January 30, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Frank Knapp, Mark Rakip, Ronald (Ron) E. Alper, and Brigitte Lippmann

Re:	Blackwell 3D Construction Corp.
Registration Statement on Form 10 Originally Filed November 20, 2024 Amended and Filed on December 31, 2024 File No. 000-54452

Dear Commission Staff:

We are submitting this letter on behalf of Blackwell 3D Construction Corp.(the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 14, 2025, relating to the Company’s Registration Statement on Form 10-12G filed with the Commission on November 20, 2024, and as amended and filed on December 31, 2024 (collectively, the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Registration Statement on Form 10 filed December 31, 2024

Description of Business, page 4

1. We note your response to prior comment 1, but we observe on page 5 that the last sentence of the first paragraph under the “Blackwell – Properties & Equipment” section is still intact. Consistent with your response, please revise your filing to remove the statement.

Response: We have revised the filing in accordance with the Commission’s request.

2. Under your plan of operation, you describe "the capital being raised hereby," the "use of proceeds raised under this offering," and other similar language. Please delete, as the Form 10 registers your class of common stock under the Exchange Act and you are not offering securities under the Securities Act. Disclose in greater detail how you expect to fund the costs associated with each phase of your plan of operation and clarify whether you have secured any such funding.

Response: We have revised the filing in accordance with the Commission’s request.

Financial Information, page 23

3. We note your response to prior comment 3. It appears that some of your loans have conversion terms, such as the Loan Restructure & Repayment Agreement with Atomic Tecnologia de Negocios, S.A. de C.V., as described in footnote (1) to the table on page 25. Please include the conversion terms of the loans in the applicable column in the table or advise. If material, please file these agreements as exhibits or advise. In addition, please disclose the material terms of the stock agreements related to your financing activities. We note for example the recent sales of unregistered securities described beginning on page 32.

Response: None of the notes were convertible, we have revised the filing to remove the discussion to avoid confusion.

Executive Compensation, page 30

4. Please describe the employment agreements with your officers or advise. For example, we note the shares issued to your CEO on April 24, 2024 in connection with an employment agreement.

Response: We have revised the filing in accordance with the Commission’s request.

Certain Relationships and Related Transactions, page 31

5. We note your response to prior comment 4. In the first paragraph in this section, please explain why the amount due to your CEO was $62,457 as of August 31, 2024, but the amount reflected in your financial statements is $51,587. Also clarify the reference to July 31, 2024. Disclose whether you have entered into an agreement for this loan.

Response: We have revised the filing in accordance with the Commission’s request.

6. We note your disclosure that on April 24, 2024 the company issued 1,000,000 shares of common stock to your officers and directors valued at $360,200 for Blackwell Realtech 3D, LLC and that this asset was written off during the year ended May 31, 2024. Please explain the reasons for this write off. See Item 404(a)(6) of Regulation

S-K.

Response: We have revised the filing in accordance with the Commission’s request.

Financial Statements and Exhibits

(a) Financial Statements

Quarterly Financial Statements (unaudited), page 37

7. Please amend your Form 10 to provide updated interim financial statements and related disclosures. Refer to Item 8-08 of Regulation S-X.

Response: We have provided the requisite updated interim financial statements and related disclosures thereto.

General

8. We note your response to prior comment 7. The signature line on page 38 identifies Mohammed Saif Zaveri as the principal financial officer. However, on page 28, Krishnendu Chatterjee is identified as the chief financial officer and your website identifies Mitesh Rasaikar as the chief financial officer. Please reconcile.

Response: We have amended the Filing and the Company’s website to correctly indicate that Mr. Chatterjee is the Company’s principal financial officer.

9. We note your response to prior comment 5 and reissue. You state in your response that you have entered into a "partnership with various companies to further expand and develop the Company operational plan." Please disclose the material terms of this partnership in your filing and file the agreement as an exhibit. You also state that you are focusing on consulting services in the 3D construction and printing industry. Please describe these services in the filing and file any consulting agreements as exhibits. We note that your plan of operation does not include any plans for funding your costs and you disclose that you currently have no financing agreements. Finally, you do not disclose your current operations in the filing and your most recent statements of operations reflect only general and administration and professional fee expenses. Therefore, disclose that you are a shell company, as previously requested, or provide a detailed analysis with a view toward disclosure why you believe you have more than nominal operations.

Response: We have amended the Filing throughout to indicate that we are considered a “shell company” per Rule 405.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned via email at mzaveri@blackwell3d.com.

Thank you for your courtesies,

/s/ Mohammed Saif Zaveri
Mohammed Saif Zaveri, CEO